UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             XO COMMUNICATIONS, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   983764838
                                   ---------
                                 (CUSIP Number)

                             Ira S. Dizengoff, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 23, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 21 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 983764838                                           Page 2 of 21 Pages

1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  ALLEGIANCE TELECOM LIQUIDATING TRUST

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              45,380,000
        Beneficially          8          Shared Voting Power
          Owned By                             0
            Each              9          Sole Dispositive Power
         Reporting                             45,380,000
           Person             10         Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  45,380,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  24.94%

14       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 3 of 21 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to shares of common stock ("Common Stock"), $.01 par value per share (the "Shares"), of XO Communications, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 11111 Sunset Hills Road, Reston, Virginia 20190.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of, and relates to Shares held for the account of, Allegiance Telecom Liquidating Trust (the "Trust"). The Trust is a Delaware trust and has its principal office at 1405 South Beltline Road, Suite 100, Coppell, Texas 75019. The Trust was created solely to manage the orderly liquidation of specified assets formerly held by Allegiance Telecom, Inc. and its subsidiaries (collectively, "Allegiance Telecom"). The Trust is managed by a Plan Administrator, subject to the direction of a three-member Board of Directors. Current information concerning the identity and background of the Plan Administrator and the Directors of the Trust is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2. Each of the individuals listed on Annex A disclaims beneficial ownership of the Shares held for the account of the Trust.

         During the past five years, neither the Trust nor, to the best of the Trust's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 14, 2003, Allegiance Telecom, Inc. and each of its subsidiaries filed a petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. On February 13, 2004, Allegiance Telecom selected the Issuer as the winning bidder to purchase substantially all of the assets of Allegiance Telecom and its subsidiaries. Under the terms of the asset purchase agreement among certain Allegiance Telecom entities and the Issuer (the "Asset Purchase Agreement"), the Issuer purchased substantially all of Allegiance Telecom's assets (except for Allegiance Telecom's customer premises equipment sales and maintenance business operated under the name of Shared Technologies, its managed modem business, and certain other Allegiance Telecom assets and operations) for approximately $311,000,000 in cash and approximately 45,380,000 Shares of common stock of the Issuer. The Asset Purchase Agreement contains purchase price adjustment provisions, and the Trust and the Issuer are currently in dispute with respect to certain matters relating to this sale transaction. The Asset Purchase Agreement was approved by the bankruptcy court on February 20, 2004. On June 10, 2004, the Allegiance Telecom debtors filed with the bankruptcy court their Third Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, a copy of which is available to the public on www.atlt.org (together with the final confirmation order and any and all court-approved amendments thereto, the "Plan").

         In connection with the implementation of the Plan, the Trust was formed on June 23, 2004 pursuant to the Liquidating Trust Agreement, a copy of which is available to the public on www.atlt.org (the "Trust Agreement"). The Trust was established to, among other things, liquidate the 45,380,000 Shares acquired from the Issuer and the other specified ATLT Assets (as defined in the Plan) for the benefit of eligible holders of allowed unsecured claims against the
Allegiance  Telecom  debtors  as  specified  in  the  Plan  (collectively,   the
"Beneficiaries"). In accordance with the Plan, the Issuer instructed the delivery of 45,380,000 Shares to the Trust on June 23, 2004. In consideration for each Beneficiary's receipt of its pro rata share of beneficial interests in the Trust, each Beneficiary was deemed to have transferred to the Trust any and

                                                              Page 4 of 21 Pages

all claims and causes of action that such Beneficiary had against the Allegiance Telecom debtors or the specified ATLT Assets.

         Subject to the provisions of the Trust Agreement, the securities held for the account of the Trust may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

         As described in Item 3 hereof, the Trust was organized for the purpose of conducting, for the benefit of the Beneficiaries, an orderly liquidation of the 45,380,000 Shares acquired from the Issuer and the other specified ATLT Assets (as defined in the Plan). The Trust will engage in transactions that it expects will maximize the value of the assets of the Trust. The Trust will from time to time (1) sell any of the 45,380,000 Shares to third parties and distribute the proceeds of such sale to Beneficiaries, (2) directly distribute any of the 45,380,000 Shares to the Beneficiaries; or (3) engage in combinations of distributions and sales of the 45,380,000 Shares.

         All of the Shares reported herein as having been acquired for the account of the Trust were acquired under the Asset Purchase Agreement for investment purposes. Except as set forth herein, neither the Trust nor, to the best of the Trust's knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

         The Trust reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Trust, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 181,933,035 as of August 6, 2004.

         (a)  The  Trust  may  be  deemed  to be  the  beneficial  owner  of the
45,380,000 Shares (approximately 24.94% of the total number of Shares outstanding) held for the account of the Trust. Each of the individuals listed on Annex A disclaims beneficial ownership of the Shares held for the account of the Trust.

         (b) The Trust may be deemed to have sole power to direct the voting and disposition of the 45,380,000 Shares held for the account of the Trust.

         (c) Except as reported herein, there have been no transactions effected with respect to the Shares since July 9, 2004 (60 days prior to the date hereof) by the Trust.

         (d) The Beneficiaries of the Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Trust in accordance with their beneficial interests in the Trust.

                                                              Page 5 of 21 Pages

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of the date of this Statement, the Shares held for the account of the Trust have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). As of June 23, 2004, Allegiance Telecom, Inc., Allegiance Telecom Company Worldwide, the Trust and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement," a copy of which is attached as Exhibit A to this Statement on Schedule 13D and is incorporated herein by reference), pursuant to which, and subject to the terms and conditions of which, the Trust has the right to require the Issuer to cause the Shares held for the account of the Trust to be registered under the Securities Act. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement, which are incorporated herein by reference.

         Except as set forth above and in the Plan and the Liquidating Trust Agreement, the Trust does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                              Page 6 of 21 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    September 7, 2004               ALLEGIANCE TELECOM LIQUIDATING TRUST



                                         By:     /s/ Eugene I. Davis
                                                 -------------------------------
                                                 Name:  Eugene I. Davis
                                                 Title:  Plan Administrator

                                                              Page 7 of 21 Pages

                                     ANNEX A


           Plan Administrator of Allegiance Telecom Liquidating Trust

Name/Title/Citizenship     Principal Occupation         Business Address
----------------------     --------------------         ----------------

    Eugene I. Davis        Principal of Pirinate        5 Canoebrooke Drive
    Plan Administrator     Consulting Group, LLC        Livingston, NJ 07039
    (United States)


                Directors of Allegiance Telecom Liquidating Trust

Name/Title/Citizenship     Principal Occupation         Business Address
----------------------     --------------------         ----------------

    Steven Lampe           Principal of Lampe Conway    730 Fifth Avenue
    Director                                            Suite 1002
    (United States)                                     New York, NY 10019

    Robert Fischer         Attorney with Wolf Block     250 Park Avenue
    Director               Schorr and Solis-Cohen LLP   New York, NY 10177
    (United States)

    Wayne Barr, Jr.        Business Consultant for      18 Corporate Woods Blvd.
    Director               Communications Technology    Albany, NY 12211
    (United States)        Advisors LLC



         Except as set forth herein, to the best of the Allegiance Telecom Liquidating Trust's knowledge:

                  (a) None of the above persons holds any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to any Shares.

                                                              Page 8 of 21 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
A.       Registration  Rights Agreement,  dated as of June 23,          --------
         2004,  by  and  among   Allegiance   Telecom,   Inc.,
         Allegiance  Telecom  Company  Worldwide,   Allegiance
         Telecom Liquidating Trust and XO Communications, Inc.              9